Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended September 30, 2018 and 2017

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30, 2018		September 30, 2017
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
			Restated	Restated
Revenue	3,189,426	463,633	3,786,202	550,384
Cost of goods sold	(2,581,724)	(375,294)	(3,060,724)	(444,924)
Gross profit	607,702	88,339	725,478	105,460
Other operating income, net	44,090	6,409	50,642	7,362
Research and development costs	(63,610)	(9,247)	(139,573)	(20,289)
Selling, general and administrative costs	(336,973)	(48,984)	(348,753)	(50,697)
Operating profit	251,209	36,517	287,794	41,836
Finance costs	(29,874)	(4,343)	(32,667)	(4,749)
Share of results of associates and joint ventures	6,075	883	5,622	817
Profit before tax	227,410	33,057	260,749	37,904
Income tax expense	(48,150)	(6,999)	(46,420)	(6,748)
Profit for the period	179,260	26,058	214,329	31,156
Attributable to:
Equity holders of the parent	128,517	18,682	157,884	22,951
Non-controlling interests	50,743	7,376	56,445	8,205
	179,260	26,058	214,329	31,156
Net earnings per common share
- Basic	3.15	0.46	3.87	0.56
- Diluted	3.15	0.46	3.87	0.56
Unit sales	71,062		82,839

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30, 2018 and 2017

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30, 2018		September 30, 2017
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
			Restated	Restated
Revenue	11,731,070	1,705,296	12,411,467	1,804,202
Cost of goods sold	(9,500,860)	(1,381,100)	(10,105,978)	(1,469,063)
Gross profit	2,230,210	324,196	2,305,489	335,139
Other operating income, net	128,321	18,653	138,836	20,182
Research and development costs	(339,991)	(49,423)	(377,197)	(54,832)
Selling, general and administrative costs	(1,068,666)	(155,347)	(1,104,403)	(160,542)
Operating profit	949,874	138,079	962,725	139,947
Finance costs	(81,998)	(11,920)	(75,918)	(11,036)
Share of results of associates and joint ventures	14,633	2,127	10,786	1,568
Profit before tax	882,509	128,286	897,593	130,479
Income tax expense	(178,303)	(25,919)	(166,019)	(24,133)
Profit for the period	704,206	102,367	731,574	106,346
Attributable to:
Equity holders of the parent	503,484	73,189	540,249	78,534
Non-controlling interests	200,722	29,178	191,325	27,812
	704,206	102,367	731,574	106,346
Net earnings per common share
- Basic	12.32	1.79	13.26	1.93
- Diluted	12.32	1.79	13.26	1.93
Unit sales	281,850		293,487

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED SELECTED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of September 30, 2018		As of December 31, 2017 (Audited)
	RMB ’000	US$ ’000	RMB ’000
			Restated
Cash and bank balances	4,808,849	699,042	6,029,207
Trade and bills receivables	8,878,820	1,290,676	7,031,544
Inventories	2,213,072	321,705	2,572,745
Trade and bills payables	4,797,290	697,362	5,177,123
Short-term and long-term interest-bearing loans and borrowings	1,722,668	250,417	1,626,341
Equity attributable to equity holders of the parent	8,242,948	1,198,242	8,334,289

CHINA YUCHAI INTERNATIONAL LIMITED

Impact on adoption of IFRS 15 Revenue from Contracts with Customers:

The figures presented below are all expressed in thousands.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers is effective for the annual periods beginning on or after January 1, 2018. IFRS 15 establishes a five steps model to account for the revenue arising from the contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring of goods or services to a customer.

The Group has applied the changes in accounting policies retrospectively to each reporting period presented, using the full retrospective approach. Accordingly, the comparative figures in the balance sheet at December 31, 2017 and the income statement for the quarter and year-to-date ended September 30, 2017 have been restated to reflect the retrospective adjustments upon adoption of IFRS 15.

Warranty obligations

Under IFRS 15, the Group accounts for a service-type warranty as a separate performance obligation to which the Group allocates a portion of the transaction price. The portion of the consideration allocated to the service-type warranty is initially recorded as a contract liability and recognized as revenue over the period which warranty services are provided.

As a result, the Group’s income statement for the third quarter of 2017 was restated as follows:

•	Revenue decreased by RMB 2,556 to RMB 3,786,202.

•	Cost of sales increased by RMB 33,161 to RMB 3,060,724.

•	Selling, general and administrative cost decreased by RMB 25,622 to RMB 348,753.

•	Profit after tax was adjusted from RMB 224,424 to RMB 214,329.

•	Profit attributable to the equity holders of the parent was adjusted from RMB 165,598 to RMB 157,884.

•	Earnings per share was adjusted from RMB 4.06 to RMB 3.87.

As a result, the Group’s income statement for the first nine months ended 2017 was restated as follows:

•	Revenue decreased by RMB 30,163 to RMB 12,411,467.

•	Cost of sales increased by RMB 98,881 to RMB 10,105,978.

•	Selling, general and administrative cost decreased by RMB 121,430 to RMB 1,104,403.

•	Profit after tax was adjusted from RMB 739,188 to RMB 731,574.

•	Profit attributable to the equity holders of the parent was adjusted from RMB 546,067 to RMB 540,249.

•	Earnings per share was adjusted from RMB 13.40 to RMB 13.26.

The effect of the restatements on the equity attributable to equity holders of the parent as at December 31, 2017 was adjusted from RMB 8,347,562 to RMB 8,334,289.